Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282872
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 15 DATED SEPTEMBER 15, 2026
TO THE PROSPECTUS DATED NOVEMBER 4, 2025

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2025 as supplemented by supplement no. 8 dated April 2, 2026, supplement no. 9 dated April 17, 2026, supplement no. 10 dated May 15, 2026, supplement no. 11 dated June 16, 2026, supplement no. 12 dated July 20, 2026, supplement no. 13 dated August 17, 2026 and supplement no. 14 dated September 4, 2026. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of October 1, 2026;
•the calculation of our August 31, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions; and
•updated experts information.

October 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of October 1, 2026 (and repurchases as of September 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.3277
Class D	$11.3277
Class I	$11.3277
Class A	$11.3277

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2026. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2026 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The August 31, 2026 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, each real property asset is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of August 31, 2026 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of August 31, 2026 and July 31, 2026:

	As of
Components of NAV (1)	August 31, 2026	July 31, 2026
Investments in Multifamily Operating Properties	2,421,061,888	$2,422,831,153
Investments in Multifamily Development Properties	75,725,946	76,135,925
Investments in Real Estate-Related Structured Investments	140,337,934	138,591,685
Investments in Land Held for Development	37,432,049	37,404,818
Operating Company and Other Net Current Assets	72,926,813	71,506,835
Cash and Cash Equivalents	32,167,357	31,372,596
Secured Real Estate Financing	(1,431,392,463)	(1,436,040,240)
Subordinated Unsecured Notes	(17,173,128)	(16,968,847)
Preferred Equity	(229,493,701)	(227,716,943)
Net Asset Value	$1,101,592,695	$1,097,116,982
Fully-diluted Shares/Units Outstanding	97,247,959	96,875,370

(1) Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2026 and July 31, 2026:

	Class
	T	D	I (1)	A	OP (2)	Total
As of August 31, 2026
Monthly NAV	$50,339,071	$4,971,474	$252,053,348	$183,035,036	$611,193,766	$1,101,592,695
Fully-diluted Outstanding Shares/Units	4,443,904	438,879	22,251,122	16,158,226	53,955,828	97,247,959
NAV per Fully-diluted Share/Unit	$11.3277	$11.3277	$11.3277	$11.3277	$11.3277
As of July 31, 2026
Monthly NAV	$50,583,297	$4,963,772	$244,469,176	$185,145,045	$611,955,692	$1,097,116,982
Fully-diluted Outstanding Shares/Units	4,466,502	438,301	21,586,615	16,348,297	54,035,655	96,875,370
NAV per Fully-diluted Share/Unit	$11.3250	$11.3250	$11.3250	$11.3250	$11.3250

(1) Commencing with our determination of NAV as of December 31, 2025, we have assumed all outstanding convertible preferred equity as of our NAV determination date has been converted to Class I shares based on the NAV per share of Class I common stock as of the determination date.

(2) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the August 31, 2026 valuations of our real property assets, based on property types:

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.93%	5.53%
Development Assets	7.00%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.7%	2.1%
	0.25% increase	(2.5)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	3.8%	3.4%
	0.25% increase	(3.3)%	(3.1)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our August 31, 2026 NAV, we had a portfolio of $2.8 billion in total assets, with 80.2% of our equity value in operating properties, 2.9% in development, 14.0% in real estate-related structured investments and 2.9% in land held for development.

Declaration of Distributions

On September 15, 2026, our board of directors declared a distribution for the month of September of $0.0566666, or $0.68 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on September 30, 2026, to be paid in October 2026.

Experts

The statements included in this supplement under “August 31, 2026 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.